Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the Ratios of Earnings to Fixed Charges for us for the periods indicated. On January 31, 2006, we completed our initial public offering whereby we became successor to the business of Calumet Lubricant Co., Limited Partnership. As such, the years ended December 31, 2002, 2003, 2004, 2005 and 2006 reflect the financial results of Calumet Lubricants Co., Limited Partnership, our predecessor.

					Calumet Specialty Products
					Partners, L.P.
	Predecessor					Six Months
	Calumet Lubricants Co., Limited Partnership					Ended
	Year Ended December 31,					June 30,
	2002	2003	2004	2005	2006(1)	2007
	(Unaudited)

Earnings
Income (loss) from continuing operations	$5,470	$(4,939)	$8,281	$12,926	$95,768	$65,932
Fixed charges less capitalized interest	12,148	14,205	14,473	28,419	14,822	5,305

Earnings (loss) from continuing operations before fixed charges	$17,618	$9,266	$22,754	$41,345	$110,590	$71,237
Fixed charges
Interest expense, net of capitalized interest	$7,435	$9,493	$9,869	$22,961	$9,030	$2,128
Capitalized interest, net of amortization	—	—	302	178	1,938	2,201
Estimated interest within rental expense	4,713	4,712	4,604	5,458	5,792	3,177

Total fixed charges	$12,148	$14,205	$14,775	$28,597	$16,760	$7,506

Ratio of earnings (loss) to fixed charges	1.45	0.65	1.54	1.45	6.60	9.49

(1)	The information presented for the year ended December 31, 2006 contains results of the Predecessor for the period of January 1, 2006 through January 31, 2006.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations plus the following (a) fixed charges, (b) amortization of capitalized interest, (c) distributed income of equity investees, and (d) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed and capitalized plus (a) amortized premiums, discounts and capitalized expenses related to indebtedness, (b) an estimate of the interest within rental expense, and (c) preference security dividend requirements of consolidated subsidiaries.

The earnings in 2003 were inadequate to cover fixed charges by $4.9 million.